Exhibit 4.19

ACQUISITION AGREEMENT

This acquisition agreement (the "Agreement") is entered into on this 23rd day of December, 2011 by and between:

(1)	FRONTLINE LTD., a company incorporated under the laws of Bermuda and having its registered address at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda ("Frontline");

(2)	FRONTLINE 2012 LTD., a company incorporated under the laws of Bermuda and having its registered address at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda ("Front 2012");

and

(3)	FRONTFLEET LTD., a company incorporated under the laws of Bermuda and having its registered address at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda ("Frontfleet")

(Front 2012 and Frontfleet are hereinafter collectively referred to as the "Buyers" and, individually, as a "Buyer", while all three of the above are hereinafter collectively referred to as the "Parties" or, on an individual basis, as a "Party".)

WHEREAS:-

(A)
Frontline is the owner and operator of a fleet of crude oil tankers of the VLCC and suezmax types and has, in addition, five VLCC newbuildings on order from Zhoushan Jinhaiwan Shipyard Co. Ltd. ("Jinhaiwan").

(B)
Frontline has organised the ownership of its fleet in single purpose limited companies, each owning one ship or, as the case may be, holding one newbuilding contract, such companies being financed by a nominal paid in equity capital, unsecured loans from Frontline and bank loans guaranteed by Frontline.

(C)
Recognising the short and medium term consequences of the prevailing weak market for its services, the board of Frontline announced, on 6 December 2011, that they, subject to necessary consents thereto being obtained from its lenders and contractual counterparties, would restructure Frontline's activities by (i) selling six modern VLCC tankers, five newbuilding contracts for VLCCs and four modern Suezmax tankers to a new company which would be separately financed (the "Transaction") and (ii) renegotiating the terms of a number of its chartering contracts (the "Contract Revision" and, together with the Transaction, the "Restructuring Plan").

(D)	Frontline has, in order to implement the Transaction, incorporated Front 2012.

(E)	Front 2012 has, in turn, established Frontfleet as a wholly owned subsidiary of itself.

(F)
Front 2012 has, on 15 December 2011, secured commitments to subscribe for 100 million new shares to be issued by itself to a limited group of investors in exchange for USD 285 million in new equity capital (the "Private Placement") enabling it, subject to all other relevant conditions being met, to finance the completion of the Transaction.

(G)	Frontline participated in the Private Placement through the subscription of 8,770,900 of the shares therein representing a commitment to pay in equity capital to Front 2012 in an amount of USD 24,997,265 (the "Frontline Subscription Commitment").

(H)
Subject to the Restructuring Plan being approved and all conditions relevant to the completion of the Transaction being met, the Private Placement is scheduled to close on 29 December 2011 (the "Closing Date") together with the Contract Revision and the Transaction.

(I)
Frontline intends, subject to all relevant consents from lenders and contractual counterparties being obtained, to close the Restructuring Plan on the Closing Date subject to the Transaction taking effect between the Parties at 24:00 hours on 31 December 2011 (the "Effective Time") between the Parties.

(J)	The Parties now wish to document the detailed terms upon and subject to which the Transaction shall be concluded.

NOW THEREFORE, the Parties have agreed as follows:-

1.	THE OBJECTS OF THE TRANSACTION

1.1	The objects of the Transaction (i.e. the assets to be acquired by the Buyers), shall be the shares in the subsidiaries of Frontline listed in Schedule 1 hereto (the "Subsidiaries").

1.2	Schedule 1 identifies the number of shares issued in each of the Subsidiaries (the "Shares"), all of which are nominally and beneficially owned by Frontline at the date hereof.

2.	TRANSACTION STRUCTURE – COMMITMENT TO PURCHASE AND SELL

2.1	The Parties agree that the Transaction shall be consummated by:

(i)	Front 2012 purchasing the Shares issued by the five Subsidiaries holding newbuilding contracts with Jinhaiwan, such Subsidiaries being:

•	Front Destiny Inc. ("Destiny")
•	Front Dragon Inc. ("Dragon")
•	Front Dynamic Inc. ("Dynamic")
•	Front Dynasty Inc. ("Dynasty")
•	Front Dream Inc. ("Dream")

(hereinafter the "N/B Subsidiaries"); and

(ii)	Frontfleet purchasing the Shares issued by the remaining ten Subsidiaries being the owners of vessels, such Subsidiaries being:

•	Front Thor Inc. ("Thor")
•	Front Odin Inc. ("Odin")
•	Front Loki Inc. ("Loki")
•	Front Njord Inc. ("Njord")
•	Front King Inc. ("King")
•	Front Queen Inc. ("Queen")
•	Front Eminence Inc. ("Eminence")
•	Front Endurance Inc. ("Endurance")
•	Front Sovereign Inc. ("Sovereign")
•	Front Monarch Inc. ("Monarch")

(hereinafter, the "Vessel Subsidiaries")

and the Buyers hereby agree to purchase and Frontline hereby agrees to sell the same on the terms set forth herein.

2.2	The Parties agree that the Transaction, for accounting purposes, shall take effect at the Effective Time.

3.	VALUATION

3.1	The Parties agree that the Transaction shall be consummated on the basis of the vessel and newbuilding contract values set forth in Schedule 2.

These values are all market values as of 7 December 2011, established by averaging valuations obtained from:

R.S. Platou SA
Nordic Shipping AS
Fearnleys AS

all of which are reputable shipbrokers, experienced in the valuation of vessels of the VLCC and Suezmax type.

The valuation has, for the benefit of Frontline, been confirmed by a fairness opinion issued by Skandinaviska Enskilda Banken AB (publ.), Oslo Branch, dated 15 December 2011 (the "Fairness Opinion").

3.2	Further, the Parties agree that the Shares shall be acquired by the Buyers on the basis of the following assumptions:

(i)	the aggregate working capital of the Subsidiaries as of the Closing Date shall be zero;
(ii)	there shall be no amounts outstanding from the Subsidiaries to Frontline and/or Frontline's subsidiaries as of the Closing Date (the "Frontline Claims");
(iii)	the Bank Debt (as defined below) shall be USD 666,317,544 as of the Closing Date; and
(iv)	the Remaining Instalments (as defined below) shall be USD 325,500,000 as of the Closing Date.

3.3
Based on the valuations referred to in Clause 3.1, the Parties agree that the gross value of the Shares shall be USD 1,120,700,000 (the "Gross Value") plus any net aggregate working capital in the Subsidiaries less the aggregate of any Frontline Claims, Bank Debt above the level described in (ii) and Remaining Instalments above the level described in (iii) at the Closing Date, if any.

3.4
The Parties agree that a Subsidiary's "working capital" as of the Closing Date shall be calculated by (i) adding all such Subsidiary's assets other than its vessel or newbuilding contract at the Closing Date and (ii) subtracting therefrom all such Subsidiary's liabilities other than its Bank Debt and/or its Remaining Instalments at the Closing Date, such liabilities, for the avoidance of doubt, to include accrued, unpaid interest on the Bank Debt as of the Closing Date.

Book values shall be used to calculate the working capital of each Subsidiary as of the Closing Date. (The net, aggregate amount of the working capital of the Subsidiaries as of the Closing Date is, hereinafter, referred to as the "Working Capital".)

4.	BANK DEBT TO BE ASSUMED AND GUARANTEED

4.1	The Parties acknowledge that the Subsidiaries, as of the Closing Date, will have bank loans outstanding as follows:-

(i)
Thor, Odin, Loki, Njord, King and Queen are debtors under a loan facility agreement dated 11 July 2008 with a syndicate of banks consisting of Nordea Bank Norge ASA, ING Bank N.V., Lloyds TSB Bank Plc., Skandinaviska Enskilda Banken AB (publ.), Deutsche Bank AG, HSH Nordbank AG, DNB Bank ASA, Deutsche Schiffsbank AG, Fokus Bank, Norwegian branch of Danske Bank A/S and ABN Amro Bank N.V. as lenders and Nordea Bank Norge ASA as agent for a loan in the original amount of USD 420,000,000 of which USD 333,710,131 will be outstanding as of the Effective Time (the "Syndicate Loan");

(ii)
Eminence and Endurance are debtors under a term loan facility agreement dated 18 June 2010 with Nordea Bank Norge ASA as lender and agent for a loan in the original amount of USD 200,000,000 of which USD 127,591,080 will be outstanding as of the Effective Time (the "Nordea Loan");

(iii)
Sovereign and Monarch are debtors under a pre- and post delivery term loan facility agreement dated 27 May 2009 with Export-Import Bank of China ("CExIm") as lender and agent for a loan in the original amount of USD 146,440,000 of which US 133,016,333 will be outstanding as of the Effective Time (the "CExIm Loan"); and

(iv)
Destiny and Dragon are debtors under a pre- and post delivery term loan facility agreement dated 20 December 2010 with ING Bank N.V. as lender and agent for a loan in the maximum amount of USD 147,000,000 of which USD 72,000,000 has been drawn and is outstanding as of the Effective Time (the "ING Loan");

(hereinafter collectively referred to as the "Bank Debt" and the banks having provided it, as the "Banks").

4.2
Frontline has issued guarantees for the obligations of the Subsidiaries who are debtors under the Syndicate Loan, the Nordea Loan, the CExIm Loan and the ING Loan (the "Frontline Guarantees") and have furthermore pledged the Shares in each of these Subsidiaries to the relevant creditor(s) as security for its obligations under the Frontline Guarantees.

5.	PARENT GUARANTEES RE NEWBUILDINGS

5.1
The Parties acknowledge that each of the N/B Subsidiaries, pursuant to the terms of its newbuilding contract with Jinhaiwan, shall provide Jinhaiwan with a parent guarantee for its obligations thereunder (the "Parent Guarantees").

5.2
Front 2012 agrees to fully reimburse and indemnify Frontline for all payments made under any Parent Guarantees issued by Frontline and to reimburse Frontline for all costs incurred in connection therewith.

6.	THE REMAINING INSTALMENTS

6.1
The Parties acknowledge that the N/B Subsidiaries, as of the Closing Date, will have unpaid obligations outstanding under the five newbuilding contracts between the N/B Subsidiaries and Jinhaiwan represented by the remaining instalments thereunder as follows:-

(i)	Destiny has remaining instalments outstanding under the shipbuilding contract in respect of Hull No. J0025 in an amount of USD 37,500,000 (the "Destiny Instalments");

(ii)	Dragon has remaining instalments outstanding under the shipbuilding contract in respect of Hull No. J0026 in an amount of USD 37,500,000 (the "Dragon Instalments");

(iii)	Dynamic has remaining instalments outstanding under the shipbuilding contract in respect of Hull No. J0027 in an amount of USD 78,000,000 (the "Dynamic Instalments");

(iv)	Dynasty has remaining instalments outstanding under the shipbuilding contract in respect of Hull No. J0028 in an amount of USD 78,000,000 (the "Dynasty Instalments");

(v)	Dream has remaining instalments outstanding under the shipbuilding contract in respect of Hull No. J0106 in an amount of USD 94,500,000 (the "Dream Instalments");

(hereinafter collectively referred to as the "Remaining Instalments").

6.2
The Parties acknowledge that the Destiny Instalments and the Dragon Instalments are financed under the ING Loan as the terms thereof will allow each of Destiny and Dragon to draw such amounts thereunder as will be required to pay the same when they are due.

6.3
The Parties further acknowledge that the rest of the Remaining Instalments, being in aggregate USD 250,500,000, requires financing and that Hemen Holding Ltd. ("Hemen") has agreed, on Front 2012's request, to guarantee that such financing is made available to Dynamic, Dynasty and Dream on the terms set forth in a financial assistance agreement of even date herewith between Front 2012 and Hemen (the "Hemen Financial Assistance Agreement").

7.	THE PURCHASE PRICE

7.1
The Parties agree that the purchase price to be paid by the Buyers to Frontline in exchange for the Shares shall equal the Gross Value less the aggregate of the Bank Debt and the Remaining Instalments (the "Initial Purchase Price") subsequently adjusted by the amount of the Working Capital.

7.2	The Parties further agree that the Initial Purchase Price shall be USD 128,882,456 and that this shall be split between the Shares as set forth in Schedule 3.

7.3
The Parties further agree that such part of the Initial Purchase Price as shall be payable by Frontfleet shall be advanced by Front 2012 on Frontfleet's behalf and represent an intra-group loan by Front 2012 to Frontfleet post closing of the Transaction. Front 2012 and Frontfleet agree to conclude and execute an intra-group loan agreement setting forth the terms for this loan no later than 31 January 2012.

7.4
Frontline and Front 2012 further agree that Frontline shall be allowed to settle the Frontline Subscription Commitment due at the Closing Date by setting this off against Front 2012's obligation to pay the Initial Purchase Price, leaving a cash settlement obligation on Front 2012 of USD 103,885,191 (the "Cash Payment") at the Closing Date.

7.5
The Parties agree that they, jointly, shall calculate the Working Capital as soon as possible after the Effective Time and that an amount equal to any positive value thereof shall be paid by Front 2012 to Frontline or, as the case may be, an amount equal to any negative value thereof shall be paid by Frontline to Front 2012 (on behalf of the Buyers), in both instances together with interest at a rate of 3% p.a. from (and including) the date of payment thereof and that this shall be considered an adjustment of the Initial Purchase Price and, further, that the so adjusted amount shall represent the final purchase price for the Shares.

7.6
The Parties shall, when the Working Capital has been finally calculated, allocate the final purchase price between the Shares in each Subsidiary so as to ensure correct and corresponding accounting thereof in their respective accounts.

8.	CONDITIONS PRECEDENT

8.1	Closing of the Transaction (the "Closing") shall be conditional on the following conditions:

(i)
Frontline shall have confirmed that the Contract Revision has been completed to its satisfaction by way of the conclusion of required agreements with those of its contractual counterparties that are involved;

(ii)	Frontline shall have confirmed that the Restructuring Plan has been approved by its corporate bodies and all third parties with legitimate interests therein;

(iii)	Frontline shall confirm that all Frontline Claims have been written off and, accordingly, that none of the Subsidiaries are indebted to Frontline;

(iv)	Front 2012 shall have confirmed that the Private Placement, subject to Closing taking place, will be completed;

(v)	the Hemen Financial Assistance Agreement shall have been concluded;

(vi)	Front 2012 shall have received a copy of the Fairness Opinion and shall have been authorised, if requested, to make this available to the Banks;

(vii)
the Banks shall have approved of the Transaction and, in so doing, shall have agreed to accept (a) the change in ownership to the Subsidiaries which are debtors for the Bank Debt and (b) the substitution of the Frontline Guarantees with similar guarantees from Front 2012 and Frontfleet;

(viii)	all corporate approvals relevant to the Closing shall have been obtained; and

(ix)
there shall be in effect no injunction, order or decree of any nature issued, ordered or granted by any governmental entity of competent jurisdiction that restrains or prohibits, in any material respect, or would award damages in connection with the consummation of the Transaction.

8.2
The Parties undertake, to the best of their abilities, to do all things that may be necessary, proper or advisable in order to consummate and make effective as promptly as practicable the steps required to facilitate Closing in the period from the date hereof until the Closing Date.

9.	CLOSING

9.1	Closing shall, subject to Clause ____ below, take place at the offices of Wiersholm, Mellbye & Bech in Oslo, Norway on the Closing Date.

9.2	The following steps shall take place in order to complete Closing:

(i)	the Parties shall confirm that all conditions precedent referred to in Clause 8.1 have been complied with;

(ii)	the Bank shall release the respective share certificate representing the Shares from the pledge agreements to which they are currently subject and deliver the same to Frontline;

(iii)	Front 2012 shall confirm that the Private Placement has closed and, in this context, issue the shares in Front 2012 to Frontline which corresponds to the Frontline Subscription Commitment;

(iv)	Front 2012 shall make the Cash Payment;

(v)	Frontline shall deliver the share certificates representing the Shares to Front 2012 duly endorsed for transfer;

(vi)
the documentation required by the Banks to document their approval of the change of ownership to the Subsidiaries and the substitution of the Frontline Guarantees with corresponding guarantees from Front 2012 and Frontfleet shall, if not already in place, be executed; and

(vii)	Front 2012 shall, pursuant to such pledge arrangements as the Banks shall require, deliver the respective share certificate representing the Shares to the Banks.

9.3
The Parties agree that, in the event that the required consent of CExIm to the transfer of ownership to the Shares in Sovereign and Monarch has not been obtained (but is considered likely to materialize in the short term) at the Closing Date, the Shares in Sovereign and Monarch will nevertheless be transferred subject to such consent being obtained.

Front 2012 agrees to indemnify and hold Frontline harmless against any liability arising from such closing and shall take responsibility for refinancing the CExIm Loan if required as a consequence of such action.

10.	WARRANTIES

10.1	Frontline hereby warrants to the Buyers that:

(i)	Frontline is the sole and beneficial owner of the Shares;
(ii)	the Shares will be transferred to the Buyers without any encumbrances;
(iii)	neither Frontline nor any of its Subsidiaries will, following Closing, have any claims for the repayment of monies against the Subsidiaries.
(iv)	each of the Subsidiaries is the owner of the vessel or newbuilding contract listed against its name in Schedule 2.

10.2	Other than as set forth in Clause 10.1, Frontline provides no warranties as the Subsidiaries are taken over with all assets and liabilities considered known or accepted by the Buyers.

Specifically, Frontline provides no warranties whatsoever in relation to the condition of the vessels owned by the Vessel Subsidiaries or the newbuildings owned by N/B Subsidiaries.

11.	BUSINESS AS USUAL

11.1
Frontline undertakes to support the Subsidiaries in the ordinary course in the period from the date hereof until the Closing Date and to keep the Buyers, through Front 2012's board, reasonably informed of any and all material decisions taken in respect thereof.

12.	MANAGEMENT SERVICES

Front 2012 will engage Frontline Management (Bermuda) Ltd. as the managers for itself and its subsidiaries in a transition period but aim to build their own management capabilities over time.

Frontline Management (Bermuda) Ltd. will provide services to Front 2012, on market based terms documented in written agreements.

13.	TERMINATION

13.1	Each of Front 2012 and Frontline (but no other Party) may terminate this Agreement by written notice to the other if:

(i)	either Party hereto is in material breach of its obligations and has not rectified such breach with 10 days of receipt of notice of such breach; or

(ii)	if the Closing Date has not taken place by 31 January 2012.

13.2	In no event shall any Party have the right to terminate or rescind the Agreement after the Closing Date.

14.	MISCELLANEOUS

14.1	Each Party shall bear and pay its own costs and expenses in connection with the preparation and execution of this Agreement.

14.2
No omission by any Party to exercise or delay in exercising any right, power or remedy provided by law or under this Agreement shall constitute a waiver of such right, power or remedy or any other right, power or remedy or impair such right, power or remedy. No single or partial exercise of any such right, power or remedy shall preclude or impair any other or further exercise thereof or the exercise of any other right, power or remedy provided by law or under this Agreement.

14.3	No variation to this Agreement shall be of any effect unless it is agreed in writing and signed by or on behalf of the Parties.

14.4
Except as otherwise expressly provided in this Agreement, no Party may without the prior written consent of the other Parties assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

14.5
This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings, both oral and written, of the Parties in connection herewith.

15.	GOVERNING LAW AND DISPUTE RESOLUTION

15.1	This Agreement shall be governed by and construed in accordance with Norwegian law.

15.2	Any dispute arising out of or in connection with this Agreement shall be settled by arbitration in Oslo, Norway in accordance with the provisions of the Norwegian Arbitration Act 2004.

For and on behalf of FRONTLINE LTD. /s/ Inger M. Klemp Inger M. Klemp (by special authority)

For and on behalf of FRONTLINE 2012 LTD. /s/ Erling Lind Erling Lind (by special authority)	For and on behalf of FRONTFLEET LTD. /s/ Erling Lind Erling Lind (by special authority)

SCHEDULE 1

Subsidiary	Shares in Issue
Front Thor Inc.	500
Front Odin Inc.	500
Front Loki Inc.	500
Front Njord Inc.	500
Front King Inc.	500
Front Queen Inc.	500
Front Eminence Inc.	500
Front Endurance Inc.	500
Front Sovereign Inc.	500
Front Monarch Inc.	500
Front Destiny Inc.	500
Front Dragon Inc.	500
Front Dynamic Inc.	500
Front Dynasty Inc.	500
Front Dream Inc.	500

SCHEDULE 2

Subsidiary	Vessel/ Newbuilding Contract	Value (Rounded off)
Front Thor Inc.	Northia (Front Thor)	USD 54,700,000
Front Odin Inc.	Front Odin	USD 54,700,000
Front Loki Inc.	Naticina (Front Loki)	USD 54,700,000
Front Njord Inc.	Front Njord	USD 54,700,000
Front King Inc.	Front Kathrine	USD 76,000,000
Front Queen Inc.	Front Queen	USD 76,000,000
Front Eminence Inc.	Front Eminence	USD 87,300,000
Front Endurance Inc.	Front Endurance	USD 76,700,000
Front Sovereign Inc.	Front Cecilie	USD 79,700,000
Front Monarch Inc.	Front Signe	USD 79,700,000
Front Destiny Inc.	Jinhaiwan Hull 0025	USD 85,300,000
Front Dragon Inc.	Jinhaiwan Hull 0026	USD 85,300,000
Front Dynamic Inc.	Jinhaiwan Hull 0027	USD 85,300,000
Front Dynasty Inc.	Jinhaiwan Hull 0028	USD 85,300,000
Front Dream Inc.	Jinhaiwan Hull 0106	USD 85,300,000

SCHEDULE 3

Subsidiary	Initial Purchase Price
Front Thor Inc.	USD 5,085,419
Front Odin Inc.	USD 5,107,643
Front Loki Inc.	USD 5,085,419
Front Njord Inc.	USD 3,374,572
Front King Inc.	USD 8,114,940
Front Queen Inc.	USD 10,321,876
Front Eminence Inc.	USD 23,504,460
Front Endurance Inc.	USD 12,904,460
Front Sovereign Inc.	USD 13,802,000
Front Monarch Inc.	USD 12,581,667
Front Destiny Inc.	USD 11,800,000
Front Dragon Inc.	USD 11,800,000
Front Dynamic Inc.	USD 7,300,000
Front Dynasty Inc.	USD 7,300,000
Front Dream Inc.	USD -9,200,000